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SECURITI ...... N

**13026443**

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

JUL 20 2015

Washington DC
101

| SEC FILE NUMBER |
| --- |
| 8- 49765 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

✱

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                               MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis                       MN                      55402
(City)                            (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sima Griffith                                               612-338-0934
                                                       (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – if individual, state last, first, middle name)

| 225 South Sixth Street Suite 2300 | Minneapolis | MN | 55402 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Sima Griffith__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Aethlon Capital, LLC__ , as of __December 31__ , 20 __12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

# AETHLON CAPITAL, LLC

## STATEMENTS OF FINANCIAL CONDITION
### As of December 31, 2012 and 2011

### *ASSETS*

| | 2012 | 2011 |
|---|---:|---:|
| CASH AND CASH EQUIVALENTS | $        - | $        927 |
| MARKETABLE SECURITIES | 93,260 | 97,670 |
| COMMISSIONS RECEIVABLE | - | 72,000 |
| OTHER RECEIVABLE | - | 1,275 |
| PREPAID EXPENSES | 1,283 | 1,383 |
| EQUIPMENT AND FURNITURE, NET | - | 1,975 |
| TRADEMARK | 650 | 650 |
| **TOTAL ASSETS** | **$   95,193** | **$   175,880** |

### *LIABILITIES AND MEMBER'S EQUITY*

| | 2012 | 2011 |
|---|---:|---:|
| CHECKS WRITTEN IN EXCESS OF CASH IN BANK | $        293 | $        - |
| LINE OF CREDIT - BANK | 4,990 | 13,046 |
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | 2,795 | 39,017 |
| **TOTAL LIABILITIES** | 8,078 | 52,063 |
| MEMBER'S EQUITY | 87,115 | 123,817 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$   95,193** | **$   175,880** |

See accompanying notes to financial statements.

# AETHLON CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2012 and 2011

## NOTE 1 - Summary of Significant Accounting Policies

### Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

### Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of Federal Deposit Insurance Corporation (FDIC) and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

### Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

| Marketable securities | Aggregate fair value | Cost | Gross unrealized gains |
|---|---|---|---|
| December 31, 2012 | $ 93,260 | $ 87,749 | $ 5,511 |
| December 31, 2011 | $ 97,670 | $ 87,749 | $ 9,921 |

### Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts was considered necessary as of December 31, 2011.

### Equipment and Furniture, Net

Equipment and furniture consists of computer equipment, furniture and software and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

# AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2012 and 2011

## NOTE 1 - Summary of Significant Accounting Policies (cont.)

### Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees may be deductible against the total commissions to be received upon the closing of a placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

### Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2009. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

### Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2012 and 2011, the Company had net capital of $62,401 and $22,260 which was $57,401 and $17,260 in excess its required net capital of $5,000. The Company's net capital ratio was .13 to 1 and 2.34 to 1 as of December 31, 2012 and 2011.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2012 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

# AETHLON CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2012 and 2011

### NOTE 3 - Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company values and records all investment securities transactions on a trade date basis. Securities listed on a national or regional securities exchange are valued at their last reported sales price on the last business day of the period. Securities which are not traded on a major exchange or for which no sale was reported on that date are valued at the average of their last quoted "bid" price and "asked" price. Short positions are valued at the last quoted "asked" price. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company determines fair value based on quoted market prices in active markets for identical assets and liabilities.

### NOTE 4 - Equipment and Furniture, Net

Equipment and furniture consisted of the following as of December 31:

|  | 2012 | 2011 |
|---|---|---|
| Equipment and Furniture | $ 46,315 | $ 46,315 |
| Less Accumulated Depreciation | (46,315) | (44,340) |
|  | $ - | $ 1,975 |

Depreciation expense was $1,975 and $2,727 for the years ended December 31, 2012 and 2011.

### NOTE 5 - Significant Customers

Four customers accounted for 32%, 29%, 20%, and 17% of total revenues for the year ended December 31, 2012. Five customers accounted for 29%, 25%, 13%, 13% and 11% of total revenues for the year ended December 31, 2011.

One customer accounted for 100% of accounts receivable as of December 31, 2011.

### NOTE 6 - Line of Credit - Bank

In November 2010, the Company signed a $90,000 line of credit agreement with a bank. The line of credit is due on demand, matures in November 2013 and is collateralized by the general business assets of the Company and guaranteed by the sole member. Interest is payable monthly at the prime rate plus 2.5%, but never less than 6.0% (6.00% as of December 31, 2012 and 2011). There was $4,990 and $13,046 outstanding on the line of credit as of December 31, 2012 and 2011.

# AETHLON CAPITAL, LLC

## NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2012 and 2011

### NOTE 7 - Operating Leases

In 2010, the Company entered into a noncancelable operating lease for office space. The lease expires May 2013 and requires monthly base rents increasing from $2,784 to $2,946 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. The Company also leases a vehicle under a lease that expires February 2015. The monthly lease payment is $550. Total rent for all leases, including operating expenses, was approximately $63,200 and $58,100 for the years ended December 31, 2012 and 2011.

Future minimum rental commitments are as follows for the years ending December 31:

| | |
|---|---|
| 2013 | $ 21,334 |
| 2014 | 6,596 |
| 2015 | 550 |
| | $ 28,480 |

### NOTE 8 - Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2013, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.